FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 9, 2007

Item 3: News Release:

A news release dated and issued on July 9, 2007 was disseminated through Stockwatch & Market News.

Item 4: Summary of Material Change:

CanAlaska reports the commencement of summer drilling on the Helmer Lake Project.

Item 5: Full Description of Material Change:

New Uranium Drill Program Underway at Helmer Lake

Vancouver, Canada,  July 9th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report the commencement of summer drilling on the Company’s 100% owned Helmer Lake Project, located 25 km west of Fond Du Lac and the Fond Du Lac uranium deposit on the northern rim of the Athabasca Basin, Saskatchewan.

The Helmer Lake Project was explored by Shell and Famok during the 1970's and early 1980's, when numerous geophysical and geochemical surveys were performed.  According to Dr. Karl Schimann – V.P. Exploration, “Two uraniferous boulder trains were located within the Project area with surface sampling grades registering as high as 2.4% U3O8.   These initial indications of unconformity-style mineralization at shallow depths prompted the acquisition of the Helmer Lake Project by CanAlaska in 2004.”

Cameco
CanAlaska
Fault
Boulder Field
2.2 % U_3O_8
Boulder Field
Fault
2.4 % U_3O_8
Grease River Fault Zone
Target # 1
Fault
26 ppm Uranium in lake sediments
CanAlaska
CanAlaska
Background: Calculated Vertical Magnetic Gradient
0 2.5 5 7.5 10
Kilometers
Legend
2007 Drill Holes
Lineaments
CanAlaska Claims
Mineralized Boulders (U > 50 ppm)
Lake Sediment Sample

ATHABASCA BASIN

Helmer
ATHABASCA BASIN
SASKATCHEWAN

Summer 2007 Drill Hole Locations - Helmer Project

July 2007

NAD 83, UTM Zone 13

Map Drafted by Brian King.
CanAlaska Uranium Ltd. 2007.

CanAlaska Uranium Ltd.

The Project area was intensively explored by the Company in 2005 and 2006, with several phases of airborne EM and airborne gravity surveys.  Additionally, surface crews have carried out detailed rock sampling, systematic boulder geochemistry and SWIR spectrometry and ground geophysics to define the current targets.

Helmer Lake is one of the most extensively explored properties owned by CanAlaska, and was previously slated for drill testing in 2006.  However, this represents the first opportunity to use a drill to determine the nature of the mineralization in the target areas.

Eight drill holes are planned to test the main conductors and structural breaks associated with the geophysical and geological targets in Target Zone #1.  The shallowest holes are expected to intercept the unconformity at 200-250 metres depth.  The main structural event is the Grease River Fault Zone (GRFZ).  This is one of the major geological structures cutting the Athabasca Basin and the vertical offset in this area is up to 400 metres displacement.  Parallel structures and offset splays are associated with the trace of the GRFZ.  The Fond du Lac unconformity uranium deposit further to the east is also believed to be associated with this structure.

Geophysical surveys will be carried out concurrent with the drill program this summer, and the Company has now mobilized a crew to carry out further detailed IP-Resistivity survey measurements for targeting of additional drill holes in the area.

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project. An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into a C$19 mil. exploration joint venture with CanAlaska on its Cree East Project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of July, 2007.